Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

20 October 2017

DR. FRÉDÉRIC TRIEBEL PRESENTING AT THE WORLD IMMUNOTHERAPY CONGRESS 2017

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) announces that Dr. Frédéric Triebel, Prima’s Chief Scientific Officer & Medical Officer, will be giving an oral presentation on Prima’s ongoing TACTI-mel Phase 1 clinical trial in metastatic melanoma at the World Immunotherapy Congress 2017 in Basel, Switzerland at 5.50pm CEST on October 31, 2017.

The TACTI-mel Phase 1 clinical trial, being undertaken in Australia, is investigating the use of eftilagimod alpha (IMP321), the Company’s lead product candidate, in combination with pembrolizumab (KEYTRUDA) in metastatic melanoma patients. The patients eligible to participate in the TACTI-mel Phase 1 clinical trial are those that have either had no response or a suboptimal response to KEYTRUDA as a monotherapy first-line of treatment.

In addition, Dr. Triebel will provide background information on LAG-3, IMP321, and the ongoing investigator sponsored INSIGHT clinical trial that is exploring different routes of administration of IMP321 in solid tumours.

Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is eftilagimod alpha (IMP321), based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. Eftilagimod alpha is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Prima Biomed

+1 (917) 860-9404; jay.campbell@primabiomed.com.au

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com